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                           December 21, 2020

       David Barta
       Chief Financial Officer
       Exterran Corp
       11000 Equity Drive
       Houston, TX 77041

                                                        Re: Exterran Corp
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2020
                                                            Filed November 2,
2020
                                                            File No. 001-36875

       Dear Mr. Barta:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 6. Selected Financial Data
       Non-GAAP Financial Measures, page 25

   1. We note your presentation of the non-GAAP measure total gross margin. Please revise your reconciliation for
this non-GAAP measure to the most directly comparable GAAP
                                                        measure of gross margin
in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If you do not believe gross
margin that includes depreciation and amortization is the most directly comparable
GAAP measure, please tell us why in your response. In addition, retitle this measure to
avoid confusion with the GAAP measure of gross margin. Similar changes should be made
to your earnings release.
 David Barta
FirstName LastNameDavid Barta
Exterran Corp
Comapany21,
December  NameExterran
              2020       Corp
December
Page 2    21, 2020 Page 2
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Results
Results by Business Segment, page 31

2. We note you exclude depreciation and amortization expense from your segment gross margins and gross margin percentages. Please retitle the heading to clearly identify these measures as segment gross margin. In addition, if you continue to present a total for the three segments here, retitle it to avoid confusion with the GAAP measure of gross margin. Similar changes should be made to your earnings release. Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Notes to Unaudited Condensed Consolidated Financial Statements
Note 3. Discontinued Operations, page 11

3. You disclose the closing of the sale of your U.S. compression products business on
         November 2, 2020. Please explain to us your consideration of disclosing the terms of this transaction as a material subsequent event. Refer to ASC 855-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services